UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-36073

                  ENZYMOTEC LTD.
(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Pursuant to the notice of annual general meeting of shareholders of Enzymotec Ltd. (the “Company”), which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on June 11, 2015, the Company hereby furnishes the following documents:

(i)
Notice and Proxy Statement with respect to the Company’s 2015 annual general meeting of shareholders (the “Meeting), to be held at 5:00 p.m. (Israel time) on Wednesday, July 29, 2015, at the Company’s offices at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.

Date: June 25, 2015	By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished herewith:

Exhibit                    Description

99.1	Notice and Proxy Statement with respect to the Company’s 2015 Annual General Meeting of Shareholders.
99.2	Proxy Card with respect to the Company’s 2015 Annual General Meeting of Shareholders.